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June 2, 2005

Securities and Exchange Commission
Washington
D.C.20549

Attn:  Ms Linda Cvrkel, Branch Chief
------------------------------------


Dear Ms Cvrkel

RE:   PHYSICAL SPA & FITNESS INC.
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
      FILE NO. 0-26573

Reference is made to your letter dated May 3 which we received by post on May
25.

Except the following where we are required to provide supplemental information, we write to confirm that we will comply with all of your comments in our future filings.

Supplemental information
------------------------

Item 6.     Prepayments for construction-in-progress ("CIP")
------------------------------------------------------------

The amounts reflect the reallocation of accounts from CIP to Property, Plant & Equipment ("PPE") upon completion of the project in the respective fiscal years. Commencing from Form 10-Q for the period ended March 31, 2005, we have reclassified all non-cash CIP to the acquisition of PPE.

Item 7.     Cash flows from financing activities
------------------------------------------------

We have reflected increases and decreases in collateralized bank deposits and amounts due from a stockholder as "financing activities" in the consolidated statements of cash flow throughout the years since 1995. The reason is that these cash flows have been used for the purpose of working capital rather than investment. If this classification is contrary to SFAS No.95, please enlighten.

Item 8.     Revenue recognition
-------------------------------

In future filings, we will expand the Notes to the Financial Statements with proper disclosure to the period over which non-refundable admission fee income is recognized as revenue in the Company's financial statements. As far as our understanding is concerned, our auditors selected samples from our database of customer record. By tracing back the starting date of the sample customers' fitness cards, they calculated the number of days from that date to the balance sheet date. They would further compare the result with the previous years and establish the average length of customers using the Company's service for the current year.

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Item 10.    Report on segment information
-----------------------------------------

We would define the fitness service and beauty treatment service as our two principal products/services. Admission fees and monthly dues as mentioned elsewhere in the Form 10-K refer to the two major types of revenues generated from the fitness service. As part of the Company's marketing strategy in the recent years, admission fees are usually waived and become so insignificant in the revenue mix. In particular, admission fees constitute less than 1% of the total fitness revenues in the fiscal year ended December 31, 2004. As such, we do not consider separate disclosure is necessary.

Item 11     Unaudited quarterly consolidated financial data
-----------------------------------------------------------

The Company paid the management fee to Mighty System Limited in relation to its introduction of a new franchise arrangement in Dalian, China which was executed on May 3, 2004. The franchisee would have originally commenced operation on November 1, 2004; however, it has unduly postponed the project for its own reason. By the end of the year 2004, Mighty System Limited waived the management fee and accordingly, the Company reversed the fee in the forth quarter of its financial statement. As of the date hereof, the franchisee has re-scheduled the commencement date of the new operation to October 1, 2005.

Other:  Statement
-----------------

In connection with responding to your comments, we acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Yours truly,
For and on behalf of
Physical Spa & Fitness Inc.




/s/ Robert Chui
Chief Financial Officer